July 12, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Stephen G. Krikorian

Re:	Form 20-F for the Fiscal Year Ended December 31, 2010
Filed April 1, 2010
File No. 000-28584

Ladies and Gentlemen:

Check Point Software Technologies Ltd. (the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated June 30, 2011 (the “Comment Letter”).

To facilitate your review of the Company’s response to the comments by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comments followed by our responses.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 5.  Operating and Financial Review and Prospectus

Liquidity and Capital Resources, page 46

1.
We note that a substantial amount of your earnings of foreign subsidiaries are indefinitely reinvested outside of Israel.  Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of Israel and the impact of repatriating the undistributed earnings of foreign subsidiaries.  In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation.  We refer you to Item 5.B.1 of Form 20-F and Section IV of SEC Release 33-8350.

Response:

The Company notes the Staff’s comment, and would like to clarify that substantially all of its earnings are generated in Israel.  A significant amount of our cash, cash equivalents and marketable securities are held by the parent company in Israel.  At the end of 2002, we established a wholly owned subsidiary in Singapore that serves holds a significant portion of our remaining investments and manages those financial assets as well. However, there are no restrictions on the repatriation of such funds to Israel.

In any event, the Company generates sufficient cash from its Israeli operations to fund its operating and capital requirements and, therefore, does not need to repatriate any of the earnings of its foreign subsidiaries.

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Item 10.  Additional Information

Material Contracts, page 70

2.
We note your disclosure that your two largest distributors accounted for approximately 18% and 17% of your sales in both 2010 and 2009.  Please tell us what consideration you have given to identifying these distributors and providing a summary of your material contracts with each of these distributors.  See Item 10.C of Form 20-F.  Further, tell us what consideration you have given to filing these agreements as exhibits to the Form 20-F.  It appears that these distributors generate a large amount of revenue for the company and that you may be substantially dependent upon any agreements with these distributors.  See Instruction 4(b)(ii) to the Exhibits of Form 20-F.

Response:

We note the Staff’s comment, and, for the reasons described below, we have determined that our contracts with distributors do not constitute material contracts required to be described in accordance with Item 10.C of Form 20-F or filed as exhibits to Form 20-F in accordance with 4(b)(ii) to the Exhibits of Form 20-F.

In reaching these conclusions, we have determined that our contracts with our distributors are of the sort that ordinarily accompanies the kind of business conducted by the Company and are made in the ordinary course of our business.  A substantial portion of our sales are transacted indirectly through distributors and resellers rather than directly to end users.  This practice is consistent with the type of business that we conduct.

We have also determined that our business is not “substantially dependent” on any individual contract with a distributor.  Although our two largest distributors accounted for approximately 18% and 17% of our sales in 2010 and 2009, we are not substantially dependent upon our agreements with these distributors.  These agreements are short-term and non-exclusive and do not provide for minimum purchase commitments by either distributor.  Further, we are confident that, even if our relationship with these two distributors were terminated, we would be able to effectively sell our products through other distributors and that resellers who currently purchase our products from these two distributors would then purchase from other distributors or directly from us.

3.
You state that you purchase several key components and finished products from sole or limited sources and that you are increasingly dependent on contract manufacturers for your hardware products.  To the extent you are materially dependent on limited and single source suppliers or contract manufacturers; please tell us what consideration you gave to disclosing the terms of any material contracts and filing such agreements as exhibits to the annual report.  See Instruction 4(b)(ii) to the Exhibits of Form 20-F.

Response:

We note the Staff’s comment, and, for the reasons described below, we have determined that our contracts with our suppliers do not constitute material contracts required to be described in accordance with Item 10.C of Form 20-F or filed as exhibits to Form 20-F in accordance with 4(b)(ii) to the Exhibits of Form 20-F.

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In reaching these conclusions, we have determined that our contracts with our suppliers are of the sort that ordinarily accompanies the kind of business conducted by the Company and are made in the ordinary course of our business.  We routinely enter into agreements with single-source and limited-source suppliers to procure certain components, subassemblies and modules necessary for the manufacture or integration of our hardware products.  Our single-source and limited-source supplier contracts are of a nature that ordinarily accompanies the type of business we conduct.

We have also determined that our business is not “substantially dependent” on any individual contract with a supplier, including our sole source suppliers.  For each of the components or products that we purchase from limited or sole source suppliers, we have the ability to obtain similar components or products from alternative supply sources, and therefore we are not “substantially dependent” upon any individual supplier or on any specific supplier contract.  For example, if any one of these suppliers was unable to meet our requirements for components or products in a timely fashion, in most cases we would be able to procure similar components or products from different suppliers to meet our requirements.  In other cases, we may be able to procure the components from a distributor rather than directly from the supplier.

We carefully monitor our limited and sole source suppliers to minimize the risk of a disruption in supply and to ensure that our components or products could be procured from multiple sources if necessary.  As indicated in our risk factor discussion, the extended interruption in the supply of any of these component parts has the potential to result in temporary supply shortages that could have a material adverse impact on our business.    Further, because of our monitoring of our suppliers and our inventory management, we do not expect that any temporary supply shortages would have a long-term effect on our business or financial condition.

Item 18.  Financial Statements

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting, page F-4

4.
We note that the report does not contain the Registered Public Accounting Firm’s opinion as to whether the registrant maintained, in all material respects, effective internal control over financial reporting in accordance with Rule 2-02(f)(2) of Regulation S-X.  Please amend your Form 20-F accordingly.

Response:

The Company notes the Staff’s comment and acknowledges that the opinion paragraph of the report of its Registered Public Accounting Firm on its internal controls over financial reporting was inadvertently omitted from the filing.  The Company will amend its Form 20-F to include the corrected opinion, which will include the following sentence:

"In our opinion, Check Point maintained in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria."

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Restricted] ONLY for designated groups and individuals P. 3

Notes to Consolidated Financial Statements

Note 10: - Commitments and Contingent Liabilities

b. Litigation, page F-31

5.
We note your disclosure regarding the Israeli Tax Authority and the four patent related matters as well as the disclosures regarding your “various other lawsuits.”  If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made.  Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Response:

The Company notes the Staff's comment and, we would like to clarify the following:

(i)           With respect to our disclosure regarding the Israeli Tax Authorities we believe we have complied with the disclosure requirements of ASC 450, Contingencies, which are as follows:

“50-3 Disclosure of the contingency shall be made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either of the following conditions exists:

a. An accrual is not made for a loss contingency because any of the conditions in paragraph 450-20-25-2 are not met

b. An exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 450-20-30-150-4.

The disclosure in the preceding paragraph shall include both of the following:

a. The nature of the contingency

b. An estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.”

The Company believes that its disclosure has appropriately included the nature of the contingency and the maximum amount of the exposure to loss that exists as required.

The company’s existing disclosure includes the following:

The ITA demanded the payment of additional taxes in the aggregate amount of NIS 1,412 million (this amount includes interest through the respective assessment dates). There can be no assurance that the court will accept the Company's positions on these matters or others and, in such an event, the Company may record additional tax expenses if these matters are settled for amounts in excess of its current provisions.

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(ii)          With respect to the four patent-related matters, the Company would like to clarify that it currently intends to vigorously defend these claims. However, while as with most litigation, the outcome is difficult to determine, the ultimate resolution is not expected to be material to its business, results of operations and financial condition. To avoid potential confusion, the Company will revise its disclosure in future filings in “Item 3. Legal Proceedings” and in the notes to its consolidated financial statements to clarify this matter. The Company’s anticipated disclosure is as follows: "The Company currently intends to vigorously defend these claims.  However, while as with most litigation, the outcome is difficult to determine, the ultimate resolution is not expected to be material to its business, results of operations and financial condition."

(iii)         With respect to our “various other lawsuits” we concluded that a loss beyond the amounts accrued by the Company is neither probable nor reasonably possible. To avoid potential confusion, the Company will revise its disclosure in future filings in “Item 3. Legal Proceedings” and in the notes to its consolidated financial statements to indicate the Company’s conclusion that a loss with respect to such claims in excess is neither probable nor reasonably possible. The Company’s anticipated disclosure is as follows: “The Company will continue to vigorously assert and protect their interests in these lawsuits. The Company believes that a loss in excess of its accrued liability with respect to these claims is neither probable nor reasonably possible.”

Acknowledgment

In connection with the foregoing responses to the Staff’s Comment Letter, the Company acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

▪
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

▪	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please contact the undersigned at +972-3-7534929 or by facsimile at +972-3-753-4940, or John Slavitt at (650) 628-2110 or by facsimile at (650) 649-1975.

Sincerely, /s/ Tal Payne Tal Payne Chief Financial Officer

cc: John Slavitt, Esq., General Counsel, Check Point Software Technologies, Inc.

Yael Naftaly, Kost Forer Gabbay & Kasierer

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Restricted] ONLY for designated groups and individuals P. 5